U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Kenneth Kirkpatrick, 6875 Speedway Blvd., U-106, Las Vegas, NV 89115

2.  Date of Event Requiring Statement (Month/Date/Year): 1/14/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Lew Corporation "LEWW"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Chief Financial Officer

6.  If Amendment, Date of Original (Month/Day/Year): n/a

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 50,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: n/a

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Options

2. Date Exercisable (Month/Day/Year): (i)6/22/01 (ii)6/22/02 (iii)6/22/03
   Expiration Date(Month/Day/Year): (i)6/22/04 (ii)6/22/05 (iii)6/22/06

3. Title: Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 150,000 shares

4. Conversion or Exercise Price of Derivative Security: $1.00

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): D

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ Kenneth Kirkpatrick
Date: 1/21/02